Exhibit E

Höegh LNG Holdings Ltd.
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

December 3, 2021

Höegh LNG Partners LP
Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Attn:	Board of Directors of Höegh LNG Partners LP

Re:	Possible acquisition of all outstanding publicly held Common Units of Höegh LNG Partners LP

Ladies and Gentlemen:

Höegh LNG Holdings Ltd. (“Höegh LNG”) is pleased to submit this non-binding offer (this “Non-Binding Offer”) to Höegh LNG Partners LP (“HMLP”) regarding a possible transaction pursuant to which Höegh LNG would acquire all of the outstanding common units representing limited partner interests of HMLP (“Common Units”) not already owned by Höegh LNG (the “Transaction”), as described in more detail below.

Höegh LNG and certain of its affiliates currently own 15,698,535 Common Units, representing 47% of the total outstanding Common Units. In addition, Höegh LNG currently owns the non-economic general partner interest in HMLP. Subject to the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter, we are pleased to offer $4.25 in cash in exchange for each issued and outstanding Common Unit that is not owned by Höegh LNG and its affiliates. This represents an 8.1% premium to the closing price of the Common Units on December 3, 2021 and a 4.1% premium to the volume-weighted average price of the Common Units over the last 5 calendar days through December 3, 2021.

1.	Background.

We believe our offer allows for HMLP’s public equity investors to realize all cash for their Common Units at a premium to the market price in an illiquid equity that is constrained to grow and return historical levels of cash to unitholders in the future. Our offer also importantly provides significant long-term risk mitigation for these investors based on known uncertainties in HMLP’s business. These uncertainties derive from multiple factors, including: adverse structural changes in the market for master limited partnerships; FSRU rates at present sitting significantly below current contracts within HMLP's portfolio; a dispute with the charterer related to the lease and maintenance agreement for the PGN FRSU Lampung, with potential implications for the related debt facility; and a resulting decline in the price of the Common Units. Over the course of the past several years, the master limited partnership business model has been brought into question with many investors abandoning the space and numerous companies consolidating or simplifying their organizational structure in light of changing market dynamics. Furthermore, given the trading levels of the Common Units, the resulting increased cost of capital, liquidity challenges associated with HMLP’s relatively small public float and other factors, Höegh LNG does not intend to execute any further dropdowns to HMLP of additional vessels or equity interests in entities that own vessels.

2.	Structure.

The Transaction would be structured as a merger between HMLP and a subsidiary of Höegh LNG, with HMLP surviving the merger as a wholly owned subsidiary of Höegh LNG.

3.	Key Assumptions.

The principal terms set out above are based on the following key assumptions:

(a)	Höegh LNG and HMLP would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	Höegh LNG intends to arrange for fully committed financing at the time of signing with no financing contingency.

(c)	The Transaction would be subject to customary closing conditions.

(d)	Prior to signing of the Definitive Agreement, the Transaction would be approved by (1) the Conflicts Committee and Board of Directors of HMLP and (2) the Board of Directors of Höegh LNG.

(e)	The closing of the Transaction would be subject to approval by holders of a majority of the outstanding Common Units of HMLP.

4.	Process

We anticipate that the Board of Directors of HMLP will form a Conflicts Committee comprised entirely of directors satisfying the independence requirements of HMLP’s partnership agreement, and delegate to the Conflicts Committee the authority to evaluate and negotiate the Non-Binding Offer, including, for the avoidance of doubt, the authority to reject the Non-Binding Offer. We also anticipate that the Conflicts Committee will engage independent legal and financial advisors selected by the Conflicts Committee to advise it in connection with evaluating this Non-Binding Offer.

In anticipation of such a delegation, we want to advise you that we are interested only in acquiring Common Units of HMLP and are not interested in selling any of our equity interests in HMLP or pursuing other strategic alternatives involving HMLP.

We would welcome the opportunity to present the Non-Binding Offer in more detail to the Conflicts Committee and its advisors as soon as possible.

5.	Advisors.

We have engaged Credit Suisse and Morgan Stanley & Co LLC as our financial advisors and Kirkland & Ellis as our legal advisor, and we are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and close the Transaction as promptly as practicable.

6.	Internal Approvals.

The delivery of this Non-Binding Offer to HMLP has been approved by the Board of Directors of Höegh LNG; the execution of the Definitive Agreement would be subject to our Board’s further approval.

7.	Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities on the part of Höegh LNG or any of its affiliates. A binding obligation of Höegh LNG (or any of its affiliates) to effect the Transaction shall be created only upon the execution and delivery by Höegh LNG and HMLP of a Definitive Agreement. Höegh LNG reserves its right to withdraw this Non-Binding Offer at any time, for any reason, at Höegh LNG’s sole discretion.

Höegh LNG is well positioned to negotiate and complete the Transaction in an expeditious manner. If the terms of this Non-Binding Offer are acceptable to HMLP and the Conflicts Committee, Höegh LNG is prepared to begin negotiating the Definitive Agreement and any related agreements with HMLP in respect of the Transaction.

We look forward to receiving your response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction at HMLP’s convenience.

Sincerely,

Höegh LNG Holdings Ltd.

By: /s/ Morten W. Høegh
Name: Morten W. Høegh
Title: Authorised Signatory / Chairman

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